Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form F-3 (No. 333-283113) and Form S-8 (Registration No. 333-282263) of Moolec Science SA of our report dated October 30, 2024, except with respect to the matters that raise substantial doubt about the Company’s ability to continue as a going concern discussed in Note 31.1. which is as of August 11, 2025, relating to the financial statements, which appears in this Current Report on Form 6-K.

/s/ Price Waterhouse & Co. S.R.L.

/s/ Sebastian Azagra (Partner)

Rosario, Argentina

August 11, 2025